[redacted]

15046788

SEC Mail Processing Section

FEB 27 2015

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen, Mooney & Barnes Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville	Georgia	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sylvia L. Dillinger — 229-225-1561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D.A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

3/5/15

OATH OR AFFIRMATION

I, Richard G. Mooney III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen, Mooney & Barnes Brokerage Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Melanie Watts

Notary Public

MELANIE S. WATTS NOTARY PUBLIC GRADY COUNTY, GA MY COMMISSION EXPIRES AUGUST 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (1)☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1)☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1)☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable-Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

ALLEN, MOONEY & BARNES
BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2014

James D.A.
Holley & Co.
Certified Public Accountants

ALLEN, MOONEY & BARNES
BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2014

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Information:	
Computation of Net Capital, Basic Net Capital Requirement, and Aggregate Indebtedness	8
Reconciliation between Audited and Unaudited Net Capital	9

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in pages 8 and 9 has been subjected to audit procedures performed in conjunction with the audit of Allen, Mooney & Barnes Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information contained in pages 8 and 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

James D.A. Holley & Co.

Tallahassee, Florida

February 11, 2015

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Assets:	
Cash:	
Checking account	$ 372,465
Non-interest bearing brokerage account	353,862
Interest bearing	200,315
Restricted	50,492
	977,134
Commissions receivable	28,369
Other receivables	22,885
Securities at fair value - restricted	72,800
Investment in limited liability company	109,778
Prepaid expense	3,749
	$ 1,214,715

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 14,888
Member's equity	1,199,827
	$ 1,214,715

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
For the year ended December 31, 2014

Income:	
Commissions and fees	$ 3,624,624
Interest and dividends	2,236
Gain on market value of investments	64,009
Conversion support	450,000
	4,140,869
Expenses:	
Referral fees and commissions	1,808,456
Management and administrative services	1,357,626
Clearing costs	244,636
Insurance	28,398
Licenses and registration	50,910
Professional fees	14,517
Other expenses	16,341
	3,520,884
Net income	$ 619,985

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2014

Balance, December 31, 2013	$ 779,842
Net income	619,985
Distributions	(200,000)
Balance, December 31, 2014	$ 1,199,827

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 619,985
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on market value of investments	(64,009)
Decrease in receivables	42,232
Decrease in prepaid expense	3,276
Decrease in accounts payable	(9,588)
Net cash provided by operating activities	591,896
Cash flows from investing activities:	
Capital distributions from The Madison Fund I, LLC	13,545
Cash flows from financing activities:	
Distributions	(200,000)
Increase in cash	405,441
Cash and cash equivalents at beginning of year	571,693
Cash and cash equivalents at end of year	$ 977,134

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (AMBBS) is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in thirty-three U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; Tallahassee, Florida; Charlotte, North Carolina, and Charleston, South Carolina. It is a limited liability company that is wholly owned by FAIM Investments, LLC. The Company was approved by the SEC and FINRA on March 29, 2007.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. Management believes it is not exposed to any significant credit risk on these accounts. Cash includes a $100,000 clearing deposit held by its clearing agent, First Clearing, LLC. These funds are held to cover any obligations that may arise from the clearance of unsecured customer debit balances. Cash totaling $50,492 and securities totaling $72,000 are held in an account with its clearing agent, Raymond James & Associates, Inc., that is restricted from withdrawals by AMBBS until 30 days after all of their client accounts are removed from the books of Raymond James & Associates, Inc.

Receivables

Receivables include commissions which are amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables are all current and collected after year end.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions and referral fees earned as compensation in connection with securities transactions which are recognized on a trade-date basis, and investment banking consulting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Subsequent events have been evaluated through February 11, 2015, which is the date the financial statements were available to be issued.

2. SECURITIES

Securities consist of 2,800 shares of Thomasville Bancshares, Inc. which is included in the restricted account held by Raymond James & Associates, Inc. They are carried at their fair value of $72,800 as determined by reference to quoted market prices in active markets for identical assets (Level 1 within the fair value hierarchy established by financial accounting standards). The shares cost $21,317.

The investment in limited liability company is The Madison Fund I, LLC which was created in 2012 to invest in SG Fund XIV, LLC that invests in multifamily properties in the Southeastern United States. Its estimated fair value of $109,778 is based on management's judgment of the fair value of the underlying real estate. Management's valuation techniques include discounted cash flow analysis; market capitalization rates; analysis of recent comparable sales transactions; and broker opinions of value.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2014, 2013, and 2012 are subject to examination by the Internal Revenue Service, generally for three years after they are filed.

5. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2014. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2014 was $1,357,626.

The Company's clearing agent, First Clearing LLC, also provides investment services to AMBIA. As of year end, the AMBIA owed the Company $21,123 for transaction fees and information services that were charged through the clearing agent.

6. CONCENTRATIONS

Approximately 24% of the advisory fees received by AMBIA are from three clients. AMBBS provides the brokerage services for these clients.

7. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

On February 9, 2015, the parent company of AMBBS, completed the acquisition of 100% of Vernon Queen, LLC, (VQ) an M&A (or mergers and acquisitions) advisory firm. Previously, AMBBS had an agreement to provide broker/dealer support services to the firm on a commission basis. All of the membership units of Vernon Queen, LLC, were exchanged for a 40% ownership in FAIM Investments, LLC.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
December 31, 2014

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 1,199,827
Deduct ownership equity not allowable for net capital		
Total ownership equity qualified for net capital		1,199,827
Additions:		
None		
Deductions:		
Total non-allowable assets		186,904
Net capital before haircuts on securities positions		1,012,923
Haircuts on securities		72,800
Net capital		$ 940,123

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 940,123
Minimum net capital required	$ 993	
Minimum dollar net capital requirement	$100,000	
Net capital requirement		100,000
Excess net capital		$ 840,123
Excess net capital at 120%		$ 820,123

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 14,888
Percent of aggregate indebtedness to net capital	1.58%

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2014

Net capital - unaudited Form X-17A-5, Part IIA	$ 940,123
Reconciling items - none	
Net capital - audited	$ 940,123

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2014

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Allen, Mooney & Barnes Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Allen, Mooney & Barnes Brokerage Services, LLC's compliance with the applicable instructions of the Form SIPC-7. Allen, Mooney & Barnes Brokerage Services LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting any adjustments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James D. A. Holley & Co.

February 11, 2015

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ended December 31, 2014: $ 3,053,964

General assessment @ .0025: $7,635

Payments:
July 21, 2014 $1,462
February 18, 2015 $6,173

ALLEN, MOONEY & BARNES
BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2014

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

MEMBERS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Allen, Mooney & Barnes Brokerage Services, LLC Exemption Report, in which (1) Allen, Mooney & Barnes Brokerage Services, LLC identified the following provisions of 17 C.F.R Section 15c3-3(k) under which Allen, Mooney & Barnes Brokerage Services, LLC claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Allen, Mooney & Barnes Brokerage Services, LLC stated that Allen, Mooney & Barnes Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen, Mooney & Barnes Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

James D. A. Holley & Co.

Tallahassee, Florida

February 11, 2015

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2014

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Sylvia L. Dillinger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sylvia Dillinger

Chief Financial Officer
Allen Mooney & Barnes Brokerage Services, LLC

2/26/15

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